EXHIBIT 12.1

Accellent Inc.

Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2007	2008	2009	2010	2011
Pre-tax (loss) income	$(269,490)	$(8,627)	$2,506	$(20,138)	$(9,310)
Interest expense, net	67,367	65,257	56,569	73,939	68,883
Interest	—	—	—		—
Distributed income of equity investees	—	—	—	—	—
Interest portion of rent	2,401	2,394	2,520	2,401	2,451

Earnings (loss)	(199,722)	59,024	61,595	56,202	62,024
Fixed charges	$69,768	$67,651	$59,089	$76,340	$71,334
Ratio	—	—	1.04	—	—
Deficiency	$(269,490)	$(8,627)	$—	$(20,138)	$(9,310)